UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 1, 2026 (September 1, 2026)

Date of Report: (Date of earliest event reported)

Musicow US Vol. 1 LLC

(Exact name of issuer as specified in its charter)

Delaware	33-1360840
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

345 N Maple Dr. Suite 210

Beverly Hills, CA 90210

(Full mailing address of principal executive offices)

(213) 566-2525

(Issuer’s telephone number, including area code)

Royalty Shares (Securities issued pursuant to Regulation A)

Item 9. Other Events

On September 1, 2026, Musicow US Vol. 1 LLC, a Delaware Series Limited Liability Company (the “Company”) decided to terminate the following series offerings of the Company: (i) the series offering of up to 754 Royalty Shares of Musicow US Vol. 1 LLC – Series 00002 – Should’ve Seen This Coming at a price of $20.00 per Royalty Share (the “Series 00002 Offering”) and (ii) the series offering of up to 2,566 Royalty Shares of Musicow US Vol. 1 LLC – Series 00003 – Western Feels at a price of $50.00 per Royalty Share (the “Series 00003 Offering”). With such series offerings being conducted in a “Tier 2 Offering” under Regulation A under Securities and Exchange Commission (“SEC”) File No. 024-12581, with such termination effective immediately.

The Series 00002 Offering and the Series 00003 Offering were originally qualified by the SEC on September 24, 2025, and each of such series offerings commenced on September 25, 2025.

In the Series 00002 Offering the Company sold 151 Royalty Shares for aggregate gross proceeds of $3,020.00. All fees in connection with the Series 00002 Offering were paid by Musicow Asset US, LLC, the company’s manager (the “Manager”), resulting in $3,020.00 net proceeds  to the Company. In connection with the Series 00002 Offering, the Company incurred offering costs of $80.20, which included escrow agent fees and broker dealer fees, with all such fees paid by the Manager.

In the Series 00003 Offering the Company did not sell any Royalty Shares and accordingly did not receive any proceeds. The Company did not incur any fees in connection with the Series 00003 Offering, however any such fees would have been paid by the Manager.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Musicow US Vol. 1 LLC

	By:	Musicow Asset US, LLC, Manager
Date: September 1, 2026
	By:	/s/Paul Baik
	Name:	Paul Baik
	Title:	Manager